貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06017292

SEC MAIL RECEIVED OCT 2 2006 WASH. D.C. SECTION

Our ref: 32073984-130435
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Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated August 29, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of August 29, 2006:

1. Announcement on Connected Transaction, released on September 27, 2006, in English and in Chinese.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock Code: 1071)

CONNECTED TRANSACTION

On 26 September 2006, the Company and China Huadian entered into the Wuhu Share Transfer Agreement pursuant to which the Company has agreed to acquire from China Huadian its interest in 95% of the registered capital of Wuhu Company at a consideration of RMB25.41 million (approximately HK$24.43 million) in accordance with the terms of the Wuhu Share Transfer Agreement.

The entering into of the Wuhu Share Transfer Agreement constitutes a connected transaction of the Company. As the relevant "percentage ratios" represented by the capital contribution to be made by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

INTRODUCTION

On 26 September 2006, the Company and China Huadian entered into the Wuhu Share Transfer Agreement pursuant to which the Company has agreed to acquire from China Huadian its interest in 95% of the registered capital of Wuhu Company at a consideration of RMB25.41 million (approximately HK$24.43 million) in accordance with the terms of the Wuhu Share Transfer Agreement.

WUHU COMPANY

Wuhu Company was established in 2004 as a limited liability company in the PRC, and is principally engaged in the power generation business in the PRC. Wuhu Company currently has a registered capital of RMB10 million. It is owned as to 95% by China Huadian and the remaining 5% by a third party which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are independent of the Group and connected persons of the Company (including China Huadian).

The audited book value of the net assets of Wuhu Company as of 31 December 2005 under the PRC Accounting Standards for Business Enterprises, the Accounting Regulations for Business Enterprises and the related accounting regulations ("the PRC Accounting Standards and Regulations") was approximately RMB10 million (equivalent to approximately HK$9.62 million). The valued net asset value of Wuhu Company as of 31 December 2005 was RMB26.75 million (approximately HK$25.72 million), valuated by reference to the market value as of 31 December 2005.

Wuhu Company is still in its initial development stage and has not commenced any commercial operations. As such, it has not generated any revenue, and thus net profit, since its incorporation.

WUHU SHARE TRANSFER AGREEMENT

1. **Date:** 26 September 2006
2. **Parties**
   (1) China Huadian (the Company's controlling shareholder holding approximately 48.79% of its entire issued share capital according to the latest notice of disclosure of interest dated 18 September 2006 provided by China Huadian), as transferor; and
   (2) the Company, as transferee.
3. **Consideration and payment terms**

   The total consideration payable by the Company under the Wuhu Share Transfer Agreement is RMB25.41 million (approximately HK$24.43 million), which is expected to be funded out of the Group's internal resources.

   Pursuant to the Wuhu Share Transfer Agreement, 60% of the Consideration, equivalent to RMB15.25 million (approximately HK$14.66 million), will be payable in cash within 10 days from the signing of the Wuhu Share Transfer Agreement. The remaining 40% of the Consideration, equivalent to RMB10.16 million (approximately HK$9.77 million), will be payable in cash within 10 days from the Completion Date, and Wuhu Company will become a subsidiary of the Company on the next day of such payment.

   The Consideration was determined by reference to, and represents 95% (i.e. the shareholding in Wuhu Company acquired by the Company from China Huadian) of, the valuated net assets of Wuhu Company as of 31 December 2005 as mentioned above.

   The Company is not expected to provide any guarantee or indemnity in connection with the transaction under the Wuhu Share Transfer Agreement.
4. **Certain other material terms**

   After the signing of the Wuhu Share Transfer Agreement, the directors of Wuhu Company appointed by China Huadian shall, when exercising powers or performing duties as a director of Wuhu Company, act in the interests of the Company and in accordance with the directions and instructions of the Company, until the appointment of directors by the Company to the board of directors of the Wuhu Company.

   The Company is permitted to, during the period commencing from the date of signing of the Wuhu Share Transfer Agreement and the day following payment of the Consideration, participate in the administration of the preliminary and infrastructural constructions, production, operation and supervision, provided that the Company shall seek prior consent from China Huadian for any major decisions regarding the finance, operation and human resource management of Wuhu Company.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the business of generation and sale of electricity and heat in the PRC. China Huadian is a wholly PRC State-owned enterprise and is principally engaged in the development, investment, construction, operation and management of electric power sources, coal and electricity related business, as well as the coordination of electric (thermal) power production and sale. Acquisition of Wuhu Company as its subsidiary demonstrates the Company's persistent business expansion to the Anhui Province, which accentuates the Company's pursuit of a nationwide electricity generation enterprise in the PRC. The transaction under the Wuhu Share Transfer Agreement once more reflects the supportive position of China Huadian towards the Company as the controlling shareholder. Two 660MW ultra-super critical thermal power generating units of Wuhu Company Phase I Project is currently under construction which are expected to commence commercial operations in 2008.

The Directors, including the independent non-executive Directors, believe that the transactions under the Wuhu Share Transfer Agreement are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTION

China Huadian is the controlling shareholder of the Company and is a connected person of the Company for the purposes of the Listing Rules. The entering into of the Wuhu Share Transfer Agreement therefore constitutes a connected transaction of the Company. As the relevant "percentage ratios" represented by the capital contribution to be made by the Company under the Wuhu Share Transfer Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and the controlling shareholder of the Company
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"Consideration"	means RMB25.41 million (approximately HK$24.43 million) payable by the Company to China Huadian in accordance with the terms of the Wuhu Share Transfer Agreement
"Directors"	means the directors of the Company
"Completion Date"	means the date of (1) the signing of the Wuhu Share Transfer Agreement; (2) the filing date of the results of assets valuation in respect of the transaction under the Wuhu Share Transfer Agreement with the State-owned Assets Supervision and Administration Commission ; or (3) the date of approval in respect of the transaction under the Wuhu Share Transfer Agreement being granted by the State-owned Assets Supervision and Administration Commission, whichever is later
"Group"	means the Company and its subsidiaries
"HK$"	means Hong Kong Dollars, the lawful currency of Hong Kong
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means the People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC
"Wuhu Company"	means 安徽華電蕪湖發電有限公司 Anhui Huadian Wuhu Power Company Limited*, a limited liability company established in the PRC
"Wuhu Share Transfer Agreement"	means the agreement dated 26 September 2006 between the Company and China Huadian

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Company Secretary

The board of Directors comprises, as at the date of this announcement, He Gong (Chairman), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Jinan, the PRC
26 September 2006

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中國註冊成立之中外合資股份有限公司)

(股份編號：1071)

關連交易

於二零零六年九月二十六日，本公司與中國華電訂立蕪湖股權轉讓協議，根據蕪湖股權轉讓協議的條款，本公司同意收購中國華電持有蕪湖公司的95%已註冊資本，對價為人民幣2,541萬元（約港幣2,443萬元）。

訂立蕪湖股權轉讓協議構成本公司的關連交易。由於本公司根據協議作出注資的有關「百分比率」少於2.5%，因此交易歸屬於上市規則第14A.32(1)條的規定，交易只須符合上市規則第14A.45及14A.47條項下的報告及公告的規定，無須遵守上市規則第14A章項下須由獨立股東批准的規定。

緒言

於二零零六年九月二十六日，本公司與中國華電訂立蕪湖股權轉讓協議，根據蕪湖股權轉讓協議的條款，本公司同意收購中國華電持有的蕪湖公司的95%已註冊股本，對價為人民幣2,541萬元（約港幣2,443萬元）。

蕪湖公司

蕪湖公司是一間於二零零四年在中國成立的有限責任公司，主要於中國從事發電業務。目前，蕪湖公司的註冊資本為人民幣1,000萬元，中國華電擁有其95%股權，經董事合理查詢後，並就董事所知、所悉及所信，其餘5%由獨立於本集團與本公司關聯人（包括中國華電）的最終第三方實益擁有人擁有。

截至二零零五年十二月三十一日止，根據中國企業會計準則、中國企業會計制度及相關會計規則（「中國會計準則及制度」）編製的蕪湖公司經審核淨資產賬面值約為人民幣1,000萬元（折約港幣962萬元）。截至二零零五年十二月三十一日止，蕪湖公司的經評估資產淨值為人民幣2,675萬元（折約港幣2,572萬元），參考了截至二零零五年十二月三十一日止的市場價值。

蕪湖公司仍處於初步發展階段，並未進行任何商業營運。因此自成立以來並無產生任何收入及淨利潤。

蕪湖股權轉讓協議

1. 日期： 二零零六年九月二十六日

2. 訂約方

   (1) 中國華電（本公司的控股股東，根據中國華電於二零零六年九月十八日通知獲悉其目前持有本公司全部已發行股本約48.79%）為轉讓人；及

   (2) 本公司為受讓人。

3. 對價及付款條款

   本公司根據蕪湖股權轉讓協議應付的總對價為人民幣2,541萬元（約港幣2,443萬元），預期將由本集團的內部資源撥付。

   根據蕪湖股權轉讓協議，六成對價，即人民幣1,525萬元（約港幣1,466萬元）將由簽訂蕪湖股權轉讓協議起計10天內以現金支付。餘下四成對價，即人民幣1,016萬元（約港幣977萬元）將由完成日起計10天內以現金支付，蕪湖公司於付款翌日將成為本公司的附屬公司。

   對價乃參考蕪湖公司如上所述的截至二零零五年十二月三十一日止的資產淨值估值釐定，並佔資產淨值估值的95%（即本公司向中國華電收購蕪湖公司的股權）。

   本公司預期並不提供與蕪湖股權轉讓協議項下相關的任何擔保或彌償。

4. 若干其他重要條款

   簽訂蕪湖股權轉讓協議後，獲中國華電委任的蕪湖公司董事於行使權力或履行蕪湖公司的董事職務時應符合本公司利益，並根據本公司的方向和指示行事，直至本公司向蕪湖公司董事會委任董事為止。

   於蕪湖股權轉讓協議簽署日至支付代價之日後一天止期間內，本公司可以參與蕪湖公司前期、基建、生產、經營、監督等項工作進行管理，惟本公司須就蕪湖公司的財務、營運和人事管理等重大決策尋求中國華電的事先批准。

交易的理由及預期為本公司帶來的利益

本公司主要於中國從事電力與熱能的生產和銷售。中國華電為中國國有獨資公司，主要於中國從事電源、煤炭及與電力相關產業的開發、投資、建設、經營和管理，組織電力（熱力）生產和銷售業務。收購蕪湖公司為附屬公司，展示了本公司在安徽省業務的持續拓展，亦符合本公司致力於成為中國一間全國性發電公司的目標。蕪湖股權轉讓協議項下的交易再次反映中國華電作為本公司的控股股東對本公司發展做出的支持。蕪湖公司一期工程兩台660MW超超臨界燃煤發電機組正在興建中，預期將於二零零八年開始投入商業運營。

董事（包括獨立非執行董事）認為蕪湖股權轉讓協議項下的交易，乃按正常商業條款進行，屬公平合理，符合本公司股東的整體利益。

關連交易

就上市規則而言，中國華電為本公司的控股股東，並為本公司的關連人士。訂立蕪湖股權轉讓協議因而構成本公司的關連交易。由於本公司根據蕪湖股權轉讓協議作出的注資所佔的有關「百分比率」少於2.5%，因此交易歸屬於上市規則第14A.32(1)條的規定，交易只須符合上市規則第14A.45及14A.47條項下的報告及公告的規定，無須遵守上市規則第14A章項下須由獨立股東批准的規定。

釋義

於本公告內，除非文義另有所指，否則以下詞彙將具以下涵義：

「中國華電」	指	中國華電集團公司，一間國有獨資公司，及本公司的控股股東
「本公司」	指	華電國際電力股份有限公司，一間於中國註冊成立之中外合資股份有限公司，公司之H股及A股份別於香港聯合交易所有限公司及上海證券交易所上市
「對價」	指	本公司根據蕪湖股權轉讓協議的條款應付中國華電的人民幣2,541萬元（約港幣2,443萬元）
「董事」	指	本公司的董事
「完成日」	指	(1) 簽署蕪湖股權轉讓協議之日；(2) 有關蕪湖股權轉讓協議項下交易的資產評估結果在國有資產監督管理委員會完成備案手續之日；或 (3) 國有資產監督管理委員會批准蕪湖股權轉讓協議項下交易之日、以最遲者為準
「本集團」	指	本公司及其附屬公司
「港幣」	指	港幣，香港的法定貨幣
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民和共和國
「人民幣」	指	人民幣，中國法定貨幣
「蕪湖公司」	指	安徽華電蕪湖發電有限公司，一間於中國成立的有限責任公司
「蕪湖股權轉讓協議」	指	本公司與中國華電訂立日期為二零零六年九月二十六日的協議

承董事會命
華電國際電力股份有限公司
公司秘書
周連青

於本公告日期，本公司董事會成員包括：賀恭（董事長）、陳飛虎（副董事長、非執行董事）、朱崇利（副董事長、非執行董事）、陳建華（執行董事）、田沛亭（執行董事）、王映黎（非執行董事）、張炳炬（非執行董事）、彭興宇（非執行董事）、丁慧平（獨立非執行董事）、趙景華（獨立非執行董事）、王傳順（獨立非執行董事）及胡元木（獨立非執行董事）。

中國・濟南
二零零六年九月二十六日

* *僅供識別*